SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K


 X               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
---                      SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2001

                                        or

               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
---            SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 For the transition period from _____ to _____


                               ------------------



          ENGELHARD CORPORATION SAVINGS PLAN FOR HOURLY PAID EMPLOYEES
          ------------------------------------------------------------
                            (Full title of the plan)


                             ENGELHARD CORPORATION
                             ---------------------
               (Exact name of issuer as specified in its charter)

  101 WOOD AVENUE, ISELIN, NEW JERSEY                             08830
----------------------------------------                        ----------
(Address of principal executive offices)                        (Zip Code)



           DELAWARE                                          22-1586002
-------------------------------                        ---------------------
(State or other jurisdiction of                            (IRS Employer
incorporation or organization)                         Identification Number)

          Engelhard Corporation Savings Plan for Hourly Paid Employees

                               Table of Contents






                   Description                                     Page
                   -----------                                     ----

Reports of Independent Public Accountants                           3-4

Statements of Net Assets Available for Benefits                     5
 at December 31, 2001 and 2000

Statement of Changes in Net Assets Available for Benefits           6
 for the year ended December 31, 2001

Notes to Financial Statements                                       7-11

Supplemental Schedules
 Schedule of Assets (Held at end of year)                          12

Schedule of Reportable Transactions for the
 Year Ended December 31, 2001                                      13

Consent of Independent Public Accountants                          14-15

Signature                                                          16

                    Report of Independent Public Accountants
                    ----------------------------------------

To the Pension and Employee Benefit Committee of Engelhard Corporation:

     We have audited the accompanying statement of net assets available for benefits of the Engelhard Corporation Savings Plan for Hourly Paid Employees (the "Plan") as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ERNST & YOUNG LLP
MetroPark, New Jersey
June 4, 2002

    The following audit opinion is a copy of the opinion issued by Arthur Andersen LLP on June 26, 2001. This opinion has not been reissued by Arthur Andersen LLP. Note that only the Statement of Net Assets Available for Benefits as of December 31, 2000 covered by the report below is included in this set of financial statements.



                    Report of Independent Public Accountants
                    ----------------------------------------


To the Pension and Employee Benefit Committee of Engelhard Corporation:


     We have audited the accompanying statements of net assets available for benefits of the Salary Deferral Savings Plan of Engelhard Corporation (the "Plan") as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets
Held for Investment Purposes and Reportable Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2000, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP
New York, New York
June 26, 2001

          Engelhard Corporation Savings Plan for Hourly Paid Employees
                 Statements of Net Assets Available for Benefits
                          At December 31, 2001 and 2000


                                           2001                 2000
                                           ----                 ----

Assets
------
  Investments at fair value             $30,375,086         $24,086,728

  Receivables:
     Participant Contributions              264,690             274,343
     Employer Contributions                  71,531              68,008
                                        -----------         -----------
     Total Receivables                  $   336,221         $   342,351

                                        -----------         -----------

Net Assets Available for Benefits       $30,711,307         $24,429,079
                                        ===========         ===========































                 See accompanying notes to Financial Statements

          Engelhard Corporation Savings Plan for Hourly Paid Employees
            Statement of Changes in Net Assets Available for Benefits
                      For the year ended December 31, 2001


                                              2001
                                              ----

 Additions:
  Net Investment Income:
     Dividends                           $    328,640
     Interest                                 474,341
                                         ------------
  Total Investment Income                     802,981


  Contributions:
     Participant                            3,463,312
     Employer                                 884,059
     Asset Transfers In                        25,861
     Rollovers                                  1,022
                                         ------------
  Total Contributions                       4,374,254


  Net Realized/Unrealized Appreciation
  in Fair Value of Investments              2,548,809
                                         ------------
  Total Additions                           7,726,044

  Distributions                             1,442,596
  Other deductions                              1,220
                                         ------------
  Total deductions                          1,443,816

  Net Increase                              6,282,228

  Net Assets Available for Benefits        24,429,079
   at Beginning of Year
                                         ------------

  Net Assets Available for Benefits     $  30,711,307
   at End of Year
                                         ============




                 See Accompanying Notes to Financial Statements

Notes to Financial Statements

Note 1 - Description of the Plan

     The Engelhard Corporation Savings Plan for Hourly Paid Employees (the "Plan"), effective as of January 1, 1991, is designed to provide eligible employees of Engelhard Corporation (the "Company") an opportunity to save part of their earnings by having the Company reduce their compensation and contribute the amount of the reduction to the Plan on a tax deferred basis.

     The following plan description provides only general information. Participants of the Plan should refer to the Plan Document for a more complete description of plan provisions.

Eligibility
-----------

     Except as specifically included or excluded by the Board of Directors of the Company (the "Board"), the hourly paid employees of Engelhard Corporation represented by Locals 333 of the Independent Workers of North America, Locals 233, 237 and 238 of the United Paper Workers International Union, Local 1668, 1668A and 1668B of the United Automobile Workers, Local 8-406 and 2-286 of the Oil, Chemical and Atomic Workers International Union, Local 663 of the International Chemicals Workers Union, Local 73 of the International Chemical Workers Union, Local 1430 of the International Brotherhood of Electrical Workers and Local 174 of the United Steel Workers of America who have completed at least one year of service, as defined, are eligible to participate in the Plan as of the first day of the month in which they meet the year of service requirement.

Contributions
-------------
The Plan permits eligible employees participating in the Plan the opportunity to defer on a pretax basis up to 15 percent of their compensation, as defined, subject to certain restrictions and limitations, and to have that amount contributed to the Plan. Employees may also contribute, subject to certain restrictions and limitations, up to 10 percent of compensation to the Plan on a post-tax basis.

Matching Contributions
----------------------
The Company will contribute, on a monthly basis and subject to limitations and exclusions, either cash or common stock of the Company in an amount, ranging from 10% to 50% of the first 6%, depending on the union contract, of the amount contributed by the Participants.

Investments
-----------
     All contributions to the Plan are held and invested by Vanguard Fiduciary Trust Company (the Trustee). The Trustee maintains the following seventeen separate investment funds within the Plan:

           a)  The Company Stock Fund.

           b)  The Fixed Income Fund (Vanguard Retirement Savings Trust).

           c)  The Windsor II Growth Fund (Vanguard Windsor II Fund).

           d)  The Windsor Growth Fund (Vanguard Windsor Fund).

           e)  The Balanced Fund (Vanguard Asset Allocation Fund).

           f)  The Equity Index Fund (Vanguard Growth and Income Fund).

           g)  The Small Cap Fund (Vanguard Small-Cap Index Fund).

           h)  The Life Strategy Growth Fund (Vanguard Life Strategy Growth
               Fund).

           i) The Life Strategy Conservative Growth Fund (Vanguard Life Strategy Conservative Growth Fund).

           j)  The Vanguard U.S. Growth Fund.

           k) The Life Strategy Moderate Growth Fund (Vanguard Life Strategy Moderate Growth Fund).

           l)  The Prime Cap Funds (Vanguard PRIMECAP Fund).

           m)  The International Growth Fund (Vanguard International Growth
               Fund).

           n)  The Life Strategy Income Fund (Vanguard Life Strategy Income
               Fund).

           o)  The Short-Term Bond Fund (Vanguard Short-Term Corporate Fund).

           p)  Explorer Fund.

           q)  Treasury Money Market Fund.

     Participants have the right to elect, subject to restrictions, the investment fund or funds in which their contributions are invested. All matching contributions are initially invested in the Company Stock Fund. The Participants matching contributions are initially restricted and become unrestricted at the rate of 25 percent per year. Once unrestricted, funds may be moved to any of the other investment funds.

     Included in the Statement of Net Assets Available for Benefits are non-participant directed funds that are included in the Company Stock Fund. These amounts represent the restricted portion of the Employer Matching Contribution. The following describes the change in the balance during the year ended December 31, 2001.

                    Balance @ 12/31/00            $  395,494
                    Dividends                         13,727
                    Net realized gain/unrealized
                    Appreciation                     234,852
                    Contributions                    880,536
                    Transfer to unrestricted        (112,045)
                    Distributions                    (29,241)
                    Other                             15,043
                                                  ----------
                    Balance @ 12/31/01            $1,398,366
                                                  ==========

Participant Accounts
--------------------
Each participant's account is credited with the participant's contributions and allocations of (a) the Company Contributions and (b) plan earnings including realized gains/losses, unrealized appreciation/depreciation, and an allocation of fund expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participants account.

Vesting
-------
Participants at all times have a fully vested and non-forfeitable interest in their contributions and in the matching contributions allocated to their account.

Plan Termination
----------------
Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA.

Loan Provision
--------------
Participants may borrow from their funds accounts a minimum of $1,000 up to a maximum equal to 50% of their fund balance or $50,000, whichever is less. The loans are secured by the balance in the Participant's accounts and bear interest at a reasonable rate as determined by the Company in accordance with applicable laws and regulations. Principal and interest is paid ratably through monthly payroll deductions. Loans are generally five years in duration unless the loan is for the purchase of a primary residence in which case the term can be up to ten years.

Distributions and Withdrawals
-----------------------------
     Upon termination of employment, as provided in the Plan Document, employees generally have the option of taking a distribution, rolling the balance over into another qualified plan, or leaving the money in the Plan until retirement. After-tax contributions may be withdrawn at any time however the earnings on the contribution will be subject to current income taxes, as well as a penalty for early withdrawal unless the participant has reached the age of 59 1/2. All distributions are made in the form of cash except the balance in the Engelhard stock fund may be made in the form of shares at the Participant's discretion.

     The Plan under certain circumstances permits hardship withdrawals. The hardship withdrawals are only made in accordance with IRS guidelines and must be approved in advance by the Employee Benefit Plans Administrative Committee.

Note 2 -      Accounting Policies

    The accounts of the Plan are maintained on an accrual basis. Purchases and sales of investments are reflected on a trade date basis. Assets of the Plan are valued at fair value. Gains and losses on distributions to Participants and sales of investments are based on average cost.

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

     The Plan provides for various investment options in any combination of stocks or mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value in the near term would materially affect Participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.


Note 3 -      Income Tax Status

          The Plan has received a determination letter from the Internal Revenue Service dated February 28, 1996, stating that the Plan is qualified under
Section 401 (a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Note 4 -      Administrative Expenses

     Expenses are incurred at either the fund level or the Plan level. All expenses incurred by the fund (commissions, management fees, etc.) are paid out of investor assets and are therefore netted in unrealized appreciation/depreciation of investments in the statement of changes in net assets available for benefits. Loan administration expenses are included in other expenses in the statement of changes in net assets available for benefits. Commissions on the purchase of Engelhard Corporation stock incurred when such purchases are made in the stock market are netted in unrealized appreciation/depreciation of investments in the statement of changes in net assets available for benefits. The Company pays all other plan administrative expenses.

Note 5 -      Concentrations of Credit Risk

     Investments in securities are generally exposed to various risks, such as interest rate, credit, and overall volatility risks.

     Financial instruments which potentially subject the plan to concentration of credit risk consist principally of investments in the Engelhard Corporation Stock Fund. The plan limits the concentration of credit risk by allowing participants, subject to the lapsing of restrictions, the opportunity to invest in an array of mutual funds offered by the Vanguard Group.

Note 6 -      Investments

     Investments in the common stock of the Company are valued at the readily-available, quoted market price as of the valuation date and investments in Vanguard Funds are valued based on the quoted net asset value (redemption value) of the respective investment fund as of the valuation date.

Investments that represent more than 5% or more of fair value of the Plan's net assets are as follows:

Investments                                        2001                2000
-----------                                    ------------        ------------
Engelhard Corporation Company Stock Fund       $ 12,885,445        $  9,728,519
Fixed Income Fund (Retirement Savings Trust)      5,648,101           4,049,152
Balanced Fund (Asset Allocation Fund)             2,813,421           2,631,655
Equity Index Fund (Growth and Income Portfolio)   3,947,575           3,903,156

Note 7 -      Related Party Transactions

     For the 2001 plan year the Company transferred 34,844 treasury stock shares (representing a contribution dollar amount of $884,059) to Vanguard to fund the employer match. The number of shares transferred each month represented the employer matching contribution divided by the closing market price on the day the contribution was remitted.

          Engelhard Corporation Savings Plan for Hourly Paid Employees
                    Schedule of Assets (Held at end of year)
                            as of December 31, 2001


                         (C)Description of
     (B)Identity of      Investment Including
     Issue, Borrower,    Maturity Date, Rate of
(A)  Lessor, or          Interest, Collateral, Par                (E)Current
     Similar Party       or Maturity Value            (D)Cost        Value
---  --------------    ---------------------------  -----------   -----------

 *   Vanguard Fiduciary Engelhard Corporation
     Trust Company      Company Stock Fund          $ 9,337,848   $12,885,445 **

 *   Vanguard Fiduciary Fixed Income Fund             5,648,101     5,648,101 **
     Trust Company      (Retirement Savings Trust)

 *   Vanguard Fiduciary Explorer Fund                   547,382       526,173
     Trust Company
 *   Vanguard Fiduciary Balanced Fund                 2,860,040     2,813,421 **
     Trust Company      (Asset Allocation Fund)

 *   Vanguard Fiduciary Equity Index Fund             4,129,703     3,947,575 **
     Trust Company     (Growth and Income Portfolio)

 *   Vanguard Fiduciary International Growth Fund       630,879       534,886
     Trust Company
 *   Vanguard Fiduciary Treasury Money Market Fund      218,130       218,130
     Trust Company
 *   Vanguard Fiduciary Life Strategy Growth Fund       168,853       157,078
     Trust Company
 *   Vanguard Fiduciary Prime Cap Fund                  755,892       653,821
     Trust Company
 *   Vanguard Fiduciary U.S. Growth Portfolio           299,865       210,251
     Trust Company
 *   Vanguard Fiduciary Growth Fund                     180,096       180,415
     Trust Company      (Windsor Fund)

 *   Vanguard Fiduciary Windsor II Fund                 103,855       101,316
     Trust Company
 *   Vanguard Fiduciary Life Strategy Conservative       43,588        43,833
     Trust Company      Growth Fund

 *   Vanguard Fiduciary Life Strategy Moderate           30,096        28,981
     Trust Company      Growth Fund

 *   Vanguard Fiduciary Life Strategy Income Fund         4,211         4,184
     Trust Company
 *   Vanguard Fiduciary Short Term Bond Fund             93,194        93,781
     Trust Company
 *   Vanguard Fiduciary Small Cap Fund                  111,870       110,473
     Trust Company
*Promissory notes from Participants                           -     2,217,222
 having interest at rates of 5.75% to 10.50%
                                                    -----------   -----------

     Total                                          $25,163,603   $30,375,086
                                                    ===========   ===========

**Market value is greater than 5% of Net Assets.
*Represents party-in-interest

                         Engelhard Corporation Plan for
                             Hourly Paid Employees
                      Schedule of Reportable Transactions*
                          Year Ended December 31, 2001



Identity of Party    Description of Assets (include    Purchase     Selling   Historical Cost   Current Value
    Involved         interest rate and maturity in       Price       Price       of Asset         of Asset          Historical
                     the case of a loan)                                                        on Transactions     Gain(Loss)
-----------------    ------------------------------   ----------   --------  ---------------   -----------------    ----------
Vanguard             Vanguard Growth & Income          1,126,877                                   1,126,877
Vanguard             Vanguard Growth & Income                         591,110      626,361           591,110          (35,252)
Vanguard             Vanguard Retir. Savings Trust     2,856,386                                   2,856,386
Vanguard             Vanguard Retir. Savings Trust                  1,257,437    1,257,437         1,257,437
Engelhard            Engelhard Corp. Stock Fund        2,589,244                                   2,589,244
Engelhard            Engelhard Corp. Stock Fund                     2,941,730    2,291,367         2,941,730          650,363




*Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and
and Disclosure under ERISA.


                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    -----------------------------------------


     We consent to the incorporation by reference in the Registration Statement (Form S-8 Nos.: 2-72830, 2-81559, 2-84477, 2-89747, 33-28540, 33-37724,
33-40365, 33-40338, 33-43934, 33-65990, 333-02643, 333-71439, 333-39570,
333-71856, 333-88424) pertaining to the Plan for Hourly Paid Employees of our report dated June 4, 2002, with respect to the financial statements and schedules of the Plan for Hourly Paid Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2001.





                                        /s/ ERNST & YOUNG L.L.P.





MetroPark, New Jersey
June 24, 2002

                     CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   ---------------------------------------------



     The Company is unable to obtain the consent of Arthur Andersen LLP and has therefore dispensed with the requirement to file such written consent in reliance on Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the incorporation of their report included in this Form 11-K into any of the Company's previously filed Registration Statements, securityholders may not be able to recover against Arthur Andersen LLP under
Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein.

                                   Signature
                                   ---------

                                   Form 11-K

          Engelhard Corporation Savings Plan for Hourly Paid Employees



     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Pension and Employee Benefit Plans Committee of Engelhard Corporation has duly caused this Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Iselin, New Jersey on this 25th day of June, 2002.








                                        /s/ John C. Hess
                                            -------------
                                        By: John C. Hess
                                            Secretary to the Committee and
                                            Vice President of Human Resources